Exhibit 12.1
Calculation of Consolidated Ratios of Earnings to Fixed Charges

	Fiscal Year Ended December 31,

('000)	2016	2015	2014	2013	2012
Pre-tax loss from continuing operations	(56,144)	(55,961)	(45,425)	(47,307)	(44,200)
Fixed Charges:
Interest expense	(95)	(1,288)	(336)	(491)	(2,940)
Amortized debt discount	(43)	(97)	(24)	(151)	(487)
Estimate of the interest within rental expense	(229)	(295)	(279)	(383)	(259)

Deficiency of earnings to fixed charges	(56,511)	(57,641)	(46,064)	(48,332)	(47,886)